Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Consolidated Financial Statements of the Company of Biomira, Inc. (the “Company”) for the Calendar Year 2002, incorporated within the Annual Report to Shareholders included in a Form 6-K, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Edward A. Taylor, Vice President Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange ct of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance and Chief Financial Officer
May 20, 2003